Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Nine Months Ended	Nine Months Ended
						October 2,	October 3,
	2005	2006	2007	2008	2009	2010	2009
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$2,137,733	$2,911,556	$2,546,816	$3,104,391	$(413,978)	$277,615	(503,988)

Plus/(Less): losses/(earnings) from equity investments	(476)	17,690	24,618	36,920	82,341	31,481	69,431

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	36,571	40,351	55,381	146,360	168,317	119,395	127,571

Plus: amortization of capitalized interest	216	216	216	300	962	1,674	576

Plus: distributed income of equity investees	—	3,172	8,072	20,117	7,373	4,923	7,373

Less: interest capitalized	—	—	(3,700)	(10,020)	(16,390)	(400)	(13,740)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(110,650)	(219,121)	(293,604)	(314,277)	(57,865)	(52,620)	(29,797)

Total earnings/(loss) before fixed charges	$2,063,394	$2,753,864	$2,337,799	$2,983,791	$(229,240)	$382,068	$(342,574)

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	36,571	40,351	55,052	144,845	166,313	118,123	126,068

Estimated interest on rent expense	—	—	329	1,515	2,004	1,272	1,503

Total Fixed Charges	36,571	40,351	55,381	146,360	168,317	119,395	127,571

Ratio of earnings to fixed charges	56.42	68.25	42.21	20.39	*	3.20	*

*	Earnings for the nine months ended October 3, 2009 and for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiencies were $470,145 and $397,557 respectively.